UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-14837
Quicksilver Resources Inc. 401(k) Plan
(Full title of the plan)
Quicksilver Resources Inc.
777 West Rosedale
Fort Worth, Texas 76104
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
Quicksilver Resources Inc. 401(k) Plan:
Fort Worth, Texas
We have audited the accompanying statements of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Fort Worth, Texas
June 26, 2008

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

Investments at fair value	$20,714,352	$14,465,772

Receivables:
Employer contributions	839,947	598,841
Employee contributions	52,461	—
Interest income	—	6,108

Total assets	21,606,760	15,070,721

LIABILITIES

Excess contributions payable to participants (Note 6)	—	66,824

Net assets available for benefits at fair value	21,606,760	15,003,897

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,071	—

NET ASSETS AVAILABLE FOR BENEFITS	$21,621,831	$15,003,897

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

Additions to Net Assets:
Net appreciation in fair value of investments (Note 3)	$3,777,301
Interest and dividend income	548,265
Employee contributions	2,180,441
Employer contributions	1,737,587

Total additions	8,243,594

Deductions from Net Assets:
Distributions to participants	1,613,946
Administrative expenses	11,714

Total deductions	1,625,660

Net Increase in Net Assets	6,617,934

Net Assets Available for Benefits,
Beginning of Year	15,003,897

Net Assets Available for Benefits,
End of Year	$21,621,831

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007
1.	DESCRIPTION OF PLAN
The following description of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) provides only general information. The terms of the Plan are more fully described in the Plan document and the Plan’s summary plan description, which are available to each participant.
General — The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to provide the U.S. employees of Quicksilver Resources Inc. (“the Company”) with benefits upon retirement, disability, death or other termination of employment. For the Plan year ended December 31, 2006, the Plan’s trustee was Reliance Trust Company (“Reliance”). Effective June 1, 2007, the Plan’s trustee was transitioned to Charles Schwab Trust Company (“Schwab”).
Participation — U.S. employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first payroll period following 90 days of employment.
Contributions — Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Service (which was $15,500 for 2007) and direct their contributions among 12 investment options (15 options in 2006). Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective January 1, 2002, participants who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. In 2007, catch-up contributions were limited to $5,000.
Effective January 1, 2006, the Board of Directors of the Company approved an amendment to the Plan to provide for a fully vested 100% matching employer contribution up to 4% of compensation of participants’ contributions to the Plan. The Company made matching employer contributions of $926,180 for 2007.
The amendment to the Plan also provided that the Company will make a fixed employer contribution of 3% of eligible compensation to the Plan each year for eligible Plan participants. Participants are generally eligible to share in the fixed employer contributions for a Plan year if they are at least 21 years of age, have completed at least one year of service with the Company and at least 1,000 hours of service during the Plan year, and are still employed by the Company as of the last day of the Plan year. The Company made fixed employer contributions of $811,407 for 2007.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures (Note 8). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting — Participants become 20% vested in fixed employer contributions provided by the Company after one year of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after five years of service or upon death, retirement, or disability while employed. Participant contributions, matching employer contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested Company contributions made on behalf of the participant and earnings thereon. Forfeited amounts may be used to pay administrative expenses of the Plan, with the remainder allocated to eligible Plan participants (Note 8). There were no forfeitures of nonvested Company contributions allocated to participants’ accounts during 2007.
Participant Loans — Loans are available to all participants and are made at the sole discretion of the Plan Administrator. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not be more than the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1%. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan. Interest rates for current outstanding loans range from 5% to 9.25%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits — Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments for required minimum distributions). Payment may be deferred until age 70-1/2 if the participant’s vested account balance is greater than $1,000.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits — Benefits to participants are recorded when paid.
Expenses — The Company has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.
Investments — Securities held by the Plan are valued at fair value with the increase or decrease in the value of securities held, plus any net income or loss, allocated to the participants’ accounts. Fair value of common stock and mutual funds is based on quoted market prices. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Investments in the Quicksilver Resources Inc. Unitized Stock Fund (“Unitized Fund”) are indirect investments in common stock of Quicksilver Resources Inc. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds. The Unitized Fund represents approximately 47% and 42% of the net assets available for benefits of the Plan as of December 31, 2007 and 2006, respectively. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value.

The Union Bond & Trust Company Stable Value Fund is a stable value fund that is a collective investment trust designed for retirement trusts. The fund may invest in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.
Recently Issued Accounting Standards — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurement. No new requirements are included in SFAS No. 157, but application of the Statement will change current practice. The Plan adopted SFAS No. 157 on January 1, 2008, however its adoption had no material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
3.	INVESTMENTS
The Plan currently offers indirect investments in Quicksilver Resources Inc. stock through the Unitized Fund, a common collective trust fund (the Union Bond & Trust Company Stable Value Fund), and ten mutual funds as investment options. Participants may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. The fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006, are as follows:

	2007	2006
Dodge & Cox International Stock Fund	$1,166,963	NA
Franklin Balance Sheet Investment A Fund	1,498,647	$900,272
Loomis Sayles Investment Grade Bond Y Fund	1,433,830	NA
Union Bond & Trust Company Stable Value Fund	1,882,785	NA
AIM Money Market Fund	NA	1,451,073
American Funds EuroPacific Growth Fund	NA	1,172,289
Quicksilver Resources Inc. Unitized Stock Fund	10,102,365	6,235,367
During the year ended December 31, 2007, the fair value of the Plan’s investments (depreciated) appreciated as follows:

Mutual Funds	$(427,452)
Common Collective Trust	48,709
Quicksilver Resources Inc. Unitized Stock Fund	4,156,044

$3,777,301

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become 100% vested in their accounts.
5.	TAX STATUS
The Plan previously was a prototype document that received a favorable opinion letter dated June 20, 2002 in which the Internal Revenue Service stated that the prototype document, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In December 2005, the Company amended and restated the Plan, effective as of January 1, 2001. In February 2008, the Company submitted a favorable determination letter request for the Plan to the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6.	EXCESS CONTRIBUTIONS AND DISTRIBUTIONS PAYABLE
As a result of discrimination tests completed by the Plan administrator, there were excess contributions made by participants totaling $66,824 as of December 31, 2006. There were no distributions payable to participants by the Plan at December 31, 2007 or 2006.
7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for benefits per the financial statements	$21,621,831
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,071)

Net assets available for benefits per the Form 5500	$21,606,760

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2007 to the Form 5500:

Total additions per the financial statements	$8,243,594
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2007	(15,071)

Total additions per the Form 5500	$8,228,523

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

8.	SUBSEQUENT EVENT
Effective May 21, 2008, the Board of Directors of the Company approved an amendment to the Plan that provides for all future forfeitures to be applied to pay administrative expenses of the Plan or to reduce employer contributions.
******

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value
* Charles Schwab Trust Co.	Cash, non-interest bearing	$490

* Charles Schwab Trust Co.	American Beacon Large Cap Value Plan Fund	1,050,209

* Charles Schwab Trust Co.	Baron Growth Fund	72,662

* Charles Schwab Trust Co.	Columbia Acorn Z Fund	276,881

* Charles Schwab Trust Co.	Columbia Large Cap Index Z Fund	934,217

* Charles Schwab Trust Co.	Dodge & Cox International Stock Fund	1,166,963

* Charles Schwab Trust Co.	Franklin Balance Sheet Investment A Fund	1,498,647

* Charles Schwab Trust Co.	Janus Overseas Fund	618,339

* Charles Schwab Trust Co.	Loomis Sayles Investment Grade Bond Y Fund	1,433,830

* Charles Schwab Trust Co.	Tamarack Micro Cap Value S Fund	483,865

* Charles Schwab Trust Co.	Transamerica Premier Equity Inv Fund	832,340

* Charles Schwab Trust Co.	Union Bond & Trust Company Stable Value Fund	1,882,785

* Charles Schwab Trust Co.	Quicksilver Resources Inc. Unitized Stock Fund	10,102,365

Loans receivable from participants	5.00% to 9.25%, due through November 30, 2015	360,759

		$20,714,352

*	Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 26, 2008

401(k) Plan Administrative and Investment Committee
By:	/s/ Anne D. Self
Anne D. Self, Chair of the
401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith